CONSULTANT AGREEMENT

This Agreement states that Betting, Inc. is employing the services of Ezzat Jallad to consult and advise Betting, Inc. in the following areas:

1.  Various investment opportunities.

2.  Strategic alliances.

3.  European contacts.

The hourly rate charged by Ezzat Jallad is $150.00 per hour.
 Ezzat Jallad has elected to paid in consultant stock rather than cash. The Board of Directors of Betting, Inc. has agreed to issue Ezzat Jallad 300,000 shares of Betting, Inc. free trading stock under Form S-8.

BETTING, INC.

By:  /s/  Thomas S. Hughes			Date: March 10, 1999
Thomas S. Hughes, Chairman
and Chief Executive Officer



  /s/  Ezzat Jallad			Date: March 10, 1999
Ezzat Jallad